Exhibit 99.4

Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A. on March 10, 2020

Minutes No. 349: In the City of Buenos Aires, on this March 10, 2020, at 11 am, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly), meet with the presence of Directors Osvaldo RECA, Jorge RAUBER, Miguel DODERO, Diego PETRACCHI, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana MURISI, who is present through videoconference, are present at the meeting. Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. The quorum required is met and so the meeting starts, the eight item of the Order of Business is open for discussion: 8) CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND THEIR EXHIBITS, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL STATEMENT OF FINANCIAL POSITION, INDIVIDUAL CASH FLOW STATEMENT, NOTES TO INDIVIDUAL FINANCIAL STATEMENTS, INFORMATIVE SUMMARY AND ADDITIONAL INFORMATION TO THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – SECTION 12, CHAPTER III, TITLE IV, REGULATIONS (N.T. 2013) OF THE ARGENTINE SECURITIES AND EXCHANGE COMMISSION FOR THE PERIOD ENDED DECEMBER 31, 2019. Mr. Osvaldo RECA takes the floor and informs that the Board of Directors needs to consider and approve the Annual Report and its Exhibit, the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholder’s Equity, Consolidated Cash Flow Statement, Notes to Consolidated Financial Statements and their Exhibits, Individual Income Statement, Individual Comprehensive Income Statement, Individual Statement of Financial Position, Individual Cash Flow Statement, Notes to Individual Financial Statements, Informative Summary and Additional Information to the Notes to Consolidated Financial Statements – Section 12, Chapter III, Title IV, of the regulations of the Argentine Securities and Exchange Commission (N.T. 2013) and Section 68 of the Buenos Aires Stock Exchange’s Regulations for the period ended December 31, 2019, documentation that was provided to the Directors well in advance. After a short debate and after acknowledging the Statutory Audit Committee report and the Authorizing Accountant’ report, the Board of Directors unanimously approve the Annual Report and its Exhibit, the Consolidated Income Statement, Consolidated General Income Statement, Consolidated Statement of Financial Position, Consolidated Statement in Shareholder’s Equity, Consolidated Cash Flow Statement, Notes to Consolidated Financial Statements and their Exhibits, Individual Income Statement, Individual General Income Statement, Individual Statement of Financial Position, Individual Cash Flow Statement, Notes to Individual Financial Statements, Informative Summary and Additional Information to the Notes to Consolidated Financial Statements – Section 12, Chapter III, Title IV, Argentine Securities and Exchange Commission and Section 68 of the Buenos Aires Stock Exchange’s Regulations for such period. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON confirm the positive vote of Mrs. Liliana MURISI. Afterwards, the tenth item of the Order of Business is open for discussion: 10) CONSIDERATION OF THE 2019 ANNUAL REPORT BY THE STATUTORY AUDIT COMMITTEE. Mr. Osvaldo RECA takes the floor and puts the Company’s Annual Report by the Statutory Audit Committee to the consideration of directors. Previously to this meeting, such report has been put at the disposal of directors. There being no questions or comments on this regard, the Annual Report by the Statutory Audit Committee for year 2019 is unanimously approved. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON confirm the positive vote of Mrs. Liliana MURISI. Afterwards, the eleventh item of the Order of Business is open for discussion: 11) CONSIDERATION OF THE 2020 PERFORMANCE PLAN BY THE STATUTORY AUDIT COMMITTEE. Mr. Osvaldo RECA keeps the floor and puts the Company’s 2020 Performance Plan by the Statutory Audit Committee to the consideration of directors. Previously to this meeting, such plan has been put at the disposal of directors. There being no questions or comments on this regard, the Action Plan presented by the Statutory Audit Committee for year 2020 is unanimously approved. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON confirm the positive vote of Mrs. Liliana MURISI. (…) There being no further business to transact, the meeting is adjourned at 1.30 p.m.

Osvaldo Arturo Reca
President
Central Puerto S.A.